                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7 )*

                              Publix Super Markets, Inc.
                              --------------------------
                                  (Name of Issuer)

                       Common Stock, Par Value $1.00 Per Share
                       ---------------------------------------
                           (Title of Class of Securities)

                                        None
                                  --------------
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 4


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                                  SCHEDULE 13G

CUSIP No.    None                                          Page  2  of  4  Pages
          ----------                                            ---    ---



1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Publix Super Markets, Inc. Employee Stock Ownership Plan and Trust 59-1673419

2        Check the Appropriate Box if A Member of a Group*

                                                                      (a) ---

                                                                      (b) ---

3        SEC Use Only

4        Citizenship or Place of Organization

         Employee Benefit Plan (Florida)


Number of
Shares                        5     Sole Voting Power
Beneficially
Owned By                      6     Shared Voting Power             57,613,331
Each
Reporting                     7     Sole Dispositive Power
Person
With                          8     Shared Dispositive Power        57,613,331


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         57,613,331

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         26.68%

12       Type of Reporting Person*

         EP


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Continuation of Schedule 13G                                   Page 3 of 4 Pages
--------------------------------------------------------------------------------


This statement is the seventh amendment to a statement on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1993, by Hoyt R. Barnett as Trustee of the Publix Super Markets, Inc. Employee Stock Ownership Plan and Trust (ESOP).

The undersigned hereby amends Item 4 of the sixth amendment to read as follows.

Item 4.  Ownership.
------------------

As of December 31, 1999, the ESOP was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 57,613,331 shares of the Company's common stock or approximately 26.68% of the total outstanding shares of the Company's common stock.

Information appearing on page two of this Schedule indicates the number of shares over which the ESOP exercises voting and investment power and the extent of such investment and voting power. For information concerning the exercise of voting and investment power in respect of shares of the Company's common stock held in the ESOP, see "Item 6. Ownership of Five Percent or More on Behalf of Another Person."

Changes that have occurred since the filing of the sixth amendment in the total number of shares of common stock on deposit in the ESOP are reflected in
Schedule 1, attached hereto. All such changes have been in accordance with the terms of the ESOP.


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Continuation of Schedule 13G                                  Page 4 of 4 Pages
-------------------------------------------------------------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the ESOP, the ESOP hereby certifies that the information set forth in this Schedule is true, complete and correct and that the ESOP has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.

                                         PUBLIX SUPER MARKETS, INC.
                                         EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST



                                                 By: /s/ Hoyt R. Barnett
                                                     --------------------------
                                                     Hoyt R. Barnett, Trustee

Date:  February 11, 2000

                                   SCHEDULE 1

                 SHARES ON DEPOSIT IN PUBLIX SUPER MARKETS, INC.
                     EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                Shares         Shares
  Date         Acquired       Disposed of           Description of Transaction
  ----         --------       -----------           --------------------------

  Jan-99                        201,770             paid out to participants
  Feb-99                        288,579             paid out to participants
  Feb-99         3,229                              purchased
  Feb-99       782,239                              company contribution
  Mar-99                        149,353             paid out to participants
  Apr-99                        209,762             paid out to participants
  May-99                        190,237             paid out to participants
  Jun-99                        194,315             paid out to participants
  Jul-99                        235,849             paid out to participants
  Aug-99                        172,978             paid out to participants
  Sep-99                        230,041             paid out to participants
  Oct-99                        229,382             paid out to participants
  Nov-99                        200,405             paid out to participants
  Nov-99       818,157                              company contribution
  Dec-99                        485,790             paid out to participants
  Dec-99         6,400                              purchased
  Dec-99    26,272,224                              merge of Profit Sharing
            ----------        ---------

            27,882,249        2,788,461
            ==========        =========

